February 18, 2009

VIA U.S. MAIL

Thomas Conner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: MetLife Investors USA Insurance Company
MetLife Investors USA Separate Account A
Initial Form N-4
File Nos. 811-3365 and 333-156648

First Metlife Investors Insurance Company
First Metlife Investors Variable Annuity Account One
Initial Form N-4
File Nos. 811-08306 and 333-156646

Dear Mr. Conner:

The staff has reviewed the above-referenced registration statements, which the Commission received on January 9, 2009. Based on you representations that the filings are substantially similar to File Nos. 333-152385 and 333-152450, respectively, the filings received a selective review. Based on this review, we have the following comments on the filings. Note that the comments apply to both filings, but that the page numbers refer to the marked courtesy copy of File No. 333-156648 emailed to the staff on January 13, 2009.

1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2. Index of Special Terms, page 5

    Please put the correct page numbers in the Page column.

3. Fee Tables, pages 8-11

    If any of the underlying portfolios assess the redemption fees referred to under "Market Timing," (page 27) please include a footnote cross-referencing the narrative description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

4. Investment Portfolio Expenses & Examples, pages 12-16

    a. Please note that we will need time to review the updated information prior to accelerating the filings.

    b. Supplementally confirm that the examples do not reflect the Purchase Payment Credit.

5. The Annuity Contract, page 17

    In the last sentence of the 6th paragraph, instead of referring the reader to the "actual contract for more detailed information," please disclose such information in either the prospectus or SAI.

6. Optional Step-Up, page 42

    Please revise the bolded text using plain English principals. See, in particular, Rule 421(d)(2)(i) of the Securities Act of 1933.

7. Optional Reset, page 54

    In the 2nd to last paragraph of the section, please describe the circumstances in which it would be beneficial for a contract owner to elect the one-time Optional Reset if the account value were larger than the Benefit Base, but smaller than the Guaranteed Withdrawal Amount.

8. Powers of Attorney

    Please file new powers of attorney specifically referencing this filing. See Rule 483(b) under the Securities Act of 1933.

9. Financial Statements, Exhibits, and Other Information

    Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

10. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * ** ** * * * * * * * * * *

        Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products